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abc 24
6:56
52°
MEMPHIS COFFEE ROASTER WINS GLOBAL AWARD
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Ke'Darius Davis and 162 others

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Maurice Alex Henderson II
Wefunder legal disclosure for more info. https://help.wefunder.com/testing-the-waters-legal-disclosure

Testing the waters legal disclosure. - Wefunder
help.wefunder.com

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